In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation, effective as of November 11, 2016, of Lord Abbett Research Fund, Inc., a Maryland statutory company, authorized and established a new class of shares; such new class was designated Class T shares.

The Articles Supplementary to Articles of Incorporation is hereby attached as Item 77Q1(d).